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CONFIDENTIAL SUBMISSION
VIA EDGAR

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form S-1 for Smith Douglas Homes Corp.

Ladies and Gentlemen:

On behalf of Smith Douglas Homes Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the U.S. Securities and Exchange Commission (the “Commission”) a complete copy of a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited interim financial information as of and for the period ended March 31, 2023, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

July 28, 2023

If you have any questions with respect to this confidential submission, please do not hesitate to contact me at (212) 906-1281

Best regards,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosure

cc:	Gregory S. Bennett, Chief Executive Officer and President, Smith Douglas Homes Corp.
Russell Devendorf, Chief Financial Officer, Smith Douglas Homes Corp.
Brett Steele, General Counsel, Smith Douglas Homes Corp.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Senet Bischoff, Esq., Latham & Watkins LLP
Benjamin J. Cohen, Esq., Latham & Watkins LLP